Exhibit 12.1

MSCI Inc.

Ratio of Earnings to Fixed Charges

		For the Year Ended
	Three Months Ended March 31, 2012	December 31, 2011	November 30, 2010	November 30, 2009	November 30, 2008	November 30, 2007	One Month Ended December 31, 2010
Operating revenues	$229,052	$900,941	$662,901	$442,948	$430,961	$369,886	$72,524

Cost of services	72,291	277,147	198,626	118,665	123,390	121,032	20,986
Selling, general and administrative	55,436	212,972	190,244	135,780	138,311	91,067	17,481
Restructuring	(29)	3,594	8,896	—	—	—	26
Amortization of intangible assets	15,959	65,805	41,599	25,554	28,500	26,353	5,564
Depreciation and amortization of property, equipment and leasehold improvements	4,416	19,425	17,413	11,957	4,970	1,475	1,798

Total operating expenses	148,073	578,943	456,778	291,956	295,171	239,927	45,855

Operating income	80,979	321,998	206,123	150,992	135,790	129,959	26,669

Interest income	(223)	(848)	(993)	(1,053)	(8,142)	(13,143)	(68)
Interest expense	12,355	55,819	51,337	19,683	26,932	9,586	6,054
Other expense	608	3,614	2,288	641	7,357	224	127

Other expense (income), net	12,740	58,585	52,632	19,271	26,147	(3,333)	6,113

Income before provision for income taxes	68,239	263,413	153,491	131,721	109,643	133,292	20,556
Provision for income taxes	24,273	89,959	61,321	49,920	41,375	52,181	6,732

Net income	$43,966	$173,454	$92,170	$81,801	$68,268	$81,111	$13,824

Income before provision for income taxes	$68,239	$263,413	$153,491	$131,721	$109,643	$133,292	$20,556	a
Interest Expense (includes fees and amortization)	12,355	61,873	51,337	19,683	26,932	9,586	6,054	b

Earnings	$80,594	$325,286	$204,828	$151,404	$136,575	$142,878	$26,610	a + b = c

Fixed Charges	$12,355	$61,873	$51,337	$19,683	$26,932	$9,586	$6,054	b

Earnings to Fixed Charges Ratio	6.52	5.26	3.99	7.69	5.07	14.90	4.40	c/b